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THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SUPPLEMENT DATED OCTOBER 8, 2001, TO THE CURRENT ACCUMULATOR PLUS PROSPECTUS
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This supplement, which is for use in New York ONLY, modifies certain information in the above-referenced Prospectus. Unless otherwise indicated, all other information in the Prospectus remains unchanged.

For contracts issued in New York, the "Indication of intent" approach to first year contributions is not available. Therefore, all references to an "Indication of intent" and any related disclosure are deleted, including the following:

In "Contract features and benefits" under "Credits," the first four bullets, as well as the ninth bullet, are deleted in their entirety.












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